Via Facsimile and U.S. Mail
Mail Stop 6010

February 15, 2008

Karen M. Spaun
Senior Vice President and Chief Financial Officer
Meadowbrook Insurance Group, Inc.
26255 American Drive
Southfield, MI 48034

Re: Meadowbrook Insurance Group, Inc
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 13, 2007
File Number: 001-14094

Dear Ms. Spaun,

        We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief